UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee

American Woodmark Corporation:

We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2009 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2009 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 3, 2010

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
ASSETS
Investments at fair value (notes 3, 4, 5 and 7):
Interest-bearing cash	$270,836	$12,032
Mutual funds	41,701,650	34,691,439
American Woodmark Corporation Stock Fund:
Interest-bearing cash	298,765	303,906
Common stock – American Woodmark Corporation	16,924,545	18,227,813

Total investments, at fair value	59,195,796	53,235,190

Participant loans	2,197,718	2,498,136

Total investments	61,393,514	55,733,326

Receivables:
Employer’s contributions	325,303	341,280
Participants’ contributions	7,642	134,734
Interest receivable	22,819	41,324
Due from broker	—	4,755

Total receivables	355,764	522,093

Total assets	61,749,278	56,255,419

LIABILITY
Excess contributions payable	82,939	91,687

Total liability	82,939	91,687

Net assets available for benefits (note 6)	$61,666,339	$56,163,732

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO
Investment income (notes 3, 4, 5 and 7):
Net appreciation (depreciation) in fair value of investments	$9,895,564	$(16,457,558)
Interest and dividends	1,075,222	1,254,173
Interest on participant loans	176,775	228,638

Total investment income (loss)	11,147,561	(14,974,747)

CONTRIBUTIONS
Participants’ contributions	4,162,830	4,864,565
Rollovers	203,695	228,349
Employer’s contributions	1,287,534	1,351,848

Total contributions	5,654,059	6,444,762

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	(11,132,439)	(8,301,288)
Administrative expenses	(166,574)	(222,173)

Total deductions	(11,299,013)	(8,523,461)

Net increase (decrease) in net assets available for benefits	5,502,607	(17,053,446)

Net assets available for benefits at beginning of year	56,163,732	73,217,178

Net assets available for benefits at end of year	$61,666,339	$56,163,732

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1) Description of the Plan

The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

(a) General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and are employed at the end of six consecutive months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Contributions

The Plan allows participants to contribute up to 50% of their annual compensation, excluding bonuses and other forms of extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $16,500 and $15,500, respectively, for the years ended December 31, 2009 and 2008. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2009 and 2008 was $5,500 and $5,000, respectively. Participants may elect to invest their contributions in the available investment options as authorized by the Plan committee. The accounts of participants who do not make an investment election are automatically invested in mixed equity funds.

The Corporation makes matching contributions equal to 50% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All contributions by the Corporation are made in the Corporation’s common stock.

Each year, the Corporation also makes incentive contributions to each participant in the Plan equal to 3% of the Corporation’s quarterly net earnings divided by the number of eligible Plan participants. These contributions may be made in the form of the Corporation’s common stock or cash. Incentive contributions made in 2009 and 2008 of $697 and $5,740, respectively, were made in the Corporation’s common stock and cash. Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2009 or 2008.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest at 25% per year in the Corporation’s contribution portion of their account plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

(e) Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f) Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g) Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

Recent economic conditions have resulted in the closure of two of the Company’s manufacturing facilities and the suspension of one manufacturing facility. In light of these conditions, during plan years 2008 and 2009, the Company has laid off a number of employees that participate in the Plan and has determined that a partial plan termination has occurred. Per IRS and ERISA guidelines, those participants who were terminated as a result of the layoffs and had nonvested account balances became fully vested in the employer contributions as of the effective date of the termination.

(h) Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund). The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund. Beginning in 2007, participants with at least 3 years of service can diversify up to 33% in 2007, 66% in 2008 and 100% in 2009. Effective March 2007, the Plan Committee removed the service criteria.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(i) Administrative Expenses

The Corporation pays for all recordkeeping services, trustee and custodial fees for the Corporation’s common stock, and the trustee fee for preparing loan or distribution checks. All other expenses are paid by the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

(b) Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock is based on the closing price on the last business day of the Plan year. Interest-bearing cash balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and interest-bearing cash.

In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation (depreciation) in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c) Participant Loans

Participant loans are carried at their unpaid principal balance.

(d) Benefit Payments

Benefit payments are recorded upon distribution.

(e) Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(f) Adoption of New Accounting Standards

In June 2009, the Company adopted Accounting Standards Codification (“ASC”), Generally Accepted Accounting Principles (“ASC 105”). ASC 105 defines the new hierarchy for U.S. GAAP and supersedes all accounting standards in U.S. GAAP, aside from those issued by the SEC. The Codification is effective for financial statements issued for reporting periods after September 15, 2009.

In September 2009, the Financial Accounting Standard Board (FASB) issued the Accounting Standards Update (ASU) No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. The ASU No. 2009-12 permits the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values as defined by FASB. The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted. The Corporation adopted these amendments effective January 1, 2009. The adoption did not have an impact on the Plan’s financial statements.

(3) Fair Value Measurements

The Plan classifies its investments carried at fair value in a three-level valuation hierarchy for fair value measurement. These levels are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to their fair value measurement.

Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$569,601	—	—	$569,601
Mutual funds	41,701,650	—	—	41,701,650
American Woodmark Corporation common stock	16,924,545	—	—	16,924,545

Total assets at fair value	$59,195,796	$—	$—	$59,195,796

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

	Fair Value Measurements as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$315,938	—	—	$315,938
Mutual funds	34,691,439	—	—	34,691,439
American Woodmark Corporation common stock	18,227,813	—	—	18,227,813

Total assets at fair value	$53,235,190	$—	$—	$53,235,190

(4) Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$16,924,545	$18,227,813
Consulting Group Large Cap Value Equity Fund	5,933,821	5,308,966
Consulting Group Large Cap Growth Fund	6,153,838	4,811,237
Consulting Group Small Cap Growth Fund	3,558,268	2,705,932
Consulting Group International Equity Fund	3,386,769	2,517,057
Consulting Group Core Fixed Income Investments Fund	5,273,265	5,083,129
Consulting Group Government Money Market Fund	3,496,527	4,158,875

During the years ended December 31, 2009 and 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value by $9,895,564 and ($16,457,558) respectively, as follows:

	December 31,
	2009	2008
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$2,183,705	$(1,127,270)
Mutual funds	7,711,859	(15,330,288)

	$9,895,564	$(16,457,558)

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(5) Nonparticipant-Directed Investments

Nonparticipant-directed investments are as follows:

	December 31,
	2009	2008
Investments at fair value:
American Woodmark Corporation common stock	$0	$4,687,602

As discussed in note 1(h), the Plan changed the directed provisions related to the matching and profit sharing contributions in company stock. Beginning in 2009, all investments are participant directed. As well, it is impractical to specifically identify changes in the Stock Fund between nonparticipant-directed and participant directed (see note 1(h)), the Plan has reflected below the component of changes in assets related to nonparticipant and participant-directed investments in the Stock Fund.

	December 31,
	2009	2008
Changes in assets:
Employer contributions, net of forfeitures	$1,287,534	$1,351,848
Net appreciation (depreciation) in fair value	2,183,705	(1,127,270)
Dividends	333,071	361,084
Withdrawals and transfers by participants	(5,112,719)	(1,128,658)

	$(1,308,409)	$(542,996)

At December 31, 2009 and 2008, the balance of forfeited nonvested accounts in nonparticipant-directed investments was $20,845 and $13,962, respectively. This balance will be used to reduce future employer contributions. In 2009 and 2008, employer contributions were reduced by $29,826 and $132,749, respectively, from forfeited nonvested accounts.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$61,666,339	$56,163,732
Less amounts allocated to withdrawing participants	(173,079)	(113,913)
Less benefit payments processed by recordkeeper but not paid by trustee	(124,750)	(5,623)

Net assets available for benefits per the Form 5500	$61,368,510	$56,044,196

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	December 31,
	2009	2008

Benefits paid to participant per the financial statements	$11,132,439	$8,301,288
Plus amounts allocated on Form 5500 to withdrawing participants at end of the year	297,829	119,536
Less amounts allocated on Form 5500 to withdrawing participants at beginning of the year	(119,536)	(928,329)

Benefits paid to participants per the Form 5500	$11,310,732	$7,492,495

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(7) Related-Party Transactions

Certain plan assets are invested in common stock of the Corporation. Transactions involving these investments are considered to be party-in-interest transactions. During 2009 and 2008, the Plan received $333,071 and $361,084, respectively, in dividends from the Corporation.

Certain administrative services are provided by the Corporation without cost to the Plan; the remainder of the administrative expenses is paid by the Plan.

(8) Federal Income Taxes

The Plan adopted a prototype plan maintained by the Newport Group for which an opinion letter dated June 3, 2004 was received stating the prototype plan qualifies under the applicable provisions of the Internal Revenue Code (IRC). The Company has not requested a separate determination letter from the IRS, but rather is relying on the letter received by the Newport Group in accordance with Announcement 2001-77. The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the appropriate requirements of the Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.

AMERICAN WOODMARK CORPORATION

INVESTMENT STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issuer, borrower, lessor, or similar party	Number of shares, principal amounts, units or rate of interest		Current value
SEI Prime Obligation Cash Fund	0.05%		$569,601

Mutual funds:
Allianz CCM Mid Cap Fund	11,770		233,743
Allianz NFJ Large Cap Value Fund	29,536		374,217
Amcap Fund	51,739		863,526
American Bond Fund of America	68,778		811,585
American Europacific Growth Fund	38,891		1,488,763
American Money Market	1,006,306		1,006,306
American Mutual Fund	39,477		914,277
American Small Cap World Fund	29,564		939,841
Columbia Acorn Select Fund Z	8,778		205,240
Columbia Mid Cap Value Fund	27,301		302,490
Consulting Group Core Fixed Income Investments Fund	639,184		5,273,265
Consulting Group Government Money Market	3,496,527		3,496,527
Consulting Group International Equity Fund	355,007		3,386,769
Consulting Group Large Cap Growth Fund	486,854		6,153,838
Consulting Group Large Cap Value Equity Fund	749,220		5,933,821
Consulting Group Small Cap Growth Fund	238,011		3,558,268
Consulting Group Small Cap Value Fund	74,683		713,226
Dreyfus Appreciation Fund	11,074		371,215
Dreyfus Mid Cap Index Fund	38,122		861,562
Franklin Dynatech Fund	9,331		237,484
Franklin Equity Income Fund	27,645		415,778
Franklin Growth Fund	7,983		311,433
Franklin Small Cap Value Fund	12,226		442,083
Franklin Templeton Growth Fund	30,179		407,715
Franklin Total Return Fund	35,403		340,225
Janus Growth & Income Fund	20,992		597,236
Janus Research Core Fund	22,556		436,910
Pimco Real Return Fund	94,597		1,020,698
Templeton Foreign Smaller Companies Fund	45,728		603,609

Total	7,707,462		41,701,650

* American Woodmark Corporation Common Stock	859,987		16,924,545

Participants loans	(Rates of interest ranging from 5.25% to 10.25%	)	2,197,718
Total investments			$61,393,514

*	Party-in-interest.

See accompany report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date: June 3, 2010	By:	/S/ GLENN E.EANES
Glenn E. Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)